Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: April 25, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Press Release
Swisscom AG eighth General Meeting of Shareholders in Lucerne:
Anton Scherrer elected new Chairman of Swisscom Board
At the General Meeting of Swisscom Shareholders held in Lucerne on 25 April 2006, Anton Scherrer was elected to succeed Markus Rauh as Chairman of the Board of Directors. For the year 2005 Swisscom will pay shareholders a dividend of CHF 16 per share, CHF 2 higher than the previous year, and will reduce share capital by 7.75% following the 2005 share buyback. Taking into account the dividend, the announced share buyback and an additional distribution of reserves, a total of CHF 3.16 billion will be returned to Swisscom shareholders in 2006. The General Meeting elected two new members to the Swisscom Board of Directors.
The eighth Swisscom General Meeting of Shareholders in Lucerne was attended by 1,945 shareholders, representing 71.09% of the voting shares. By the end of March 2006 the total number of registered shareholders amounted to approximately 57,500.
Swisscom welcomes the disposal of the government’s majority stake and views full privatisation as a long-term goal
In his address Markus Rauh, the outgoing Chairman of the Board, welcomed the complete or (if not possible for political reasons) at least the partial disposal of the government holding: “Rapid resolution of this political issue is in the company’s interest. Even if the start of the new privatisation round was very subdued — to put it mildly — this process should now be further pursued. In any case we view full privatisation as a long-term goal. If this is not feasible for political reasons, the option of the government disposing of its majority stake would at least be a step in the right direction.”
Carsten Schloter, Swisscom CEO, stressed the importance of the benefits that Swisscom’s services deliver to the economy and the community: “Compared to other countries, Swisscom leads the way in ensuring nationwide coverage of fixed network and mobile communication services. In so doing we are laying the foundations of the Swiss information society. To promote this even further, Swisscom not only provides apprenticeship training schemes: With the ‘Internet for Schools’ initiative, we also provide free Internet access to all Swiss schools. And Swisscom’s Help Point also enables the general public to put the practical benefits of modern technology such as mobile phones and the Internet to good use.”
Increased dividend — reduced share capital following share buyback
Shareholders approved the 2005 annual report, financial statements and consolidated financial statements as well as the dividend of CHF 16 per share (CHF 10.40 net, after deduction of withholding tax) recommended by the Board of Directors. As a result, CHF 907 million will be paid out in dividends. The net dividend sum will be distributed to shareholders on 28 April 2006. The General Meeting of Shareholders also voted to reduce the number of shares by 7.75% to 56.7 million by cancelling the shares repurchased in the 2005 buyback programme. The 2006 share buyback programme previously announced is scheduled to begin in autumn.

Press Release
The General Meeting granted discharge to the members of the Board of Directors and the Executive Board for the 2005 financial year. KPMG Klynveld Peat Marwick Goerdeler SA was elected for a further year as statutory and Group auditors.
Anton Scherrer to succeed Markus Rauh as Chairman
The General Meeting of Shareholders elected Anton Scherrer as the new Chairman of the Board of Directors. Anton Scherrer graduated from the Federal Institute of Technology in Zurich with a degree in microbiology, and has an extensive track record in large companies in the consumer goods and retail sectors. During his career to date he has held a number of important positions: research, consulting and managerial posts in a variety of industrial and brewing companies in Switzerland and abroad; delegate to the Board of Directors of Hürlimann Holding AG; managerial positions in the Migros-Genossenschafts-Bund, where he was responsible for 14 industrial enterprises and for logistics and for the past four years has been Chairman of the Board of Directors and Chairman of the Retail Trade Committee of the Migros-Genossenschafts-Bund.
Anton Scherrer, until now Vice Chairman of the Board of Directors, praised the contribution made by Markus Rauh since he took over chairmanship of Swisscom in 1998: “Under his leadership the company has undergone a fundamental transformation: From a PTT organisation to an efficient, market-driven Swisscom fit for the equity market: all without compromising on its commitment to being an exemplary, attractive employer.”
Election of two new members to the Board of Directors
Markus Rauh and employee representative Jacqueline Françoise Demierre stood down from the Board of Directors, having reached the statutory eight-year limit on terms of office. In their place, Catherine Mühlemann and — as employee representative — Hugo Gerber were elected to the board.
Catherine Mühlemann (1966) studied German, media sciences and constitutional law at the University of Berne. Since 2001 she has worked in the media industry in Berlin and is currently head of MTV Central & Emerging Markets and member of the board of Viva. Previous to this she worked for Swiss television, among other things as a programme researcher, and for private channel TV3 as a programme director.
Hugo Gerber (1955) has been President of the Transfair union since 2003. A qualified postal administrative assistant with additional management training, Hugo Gerber has worked among other things as the head of Central Services at the PTT Package Centre in Zurich-Mülligen and as General Secretary of the union.
Photos and brief biographies of Swisscom board members:
www.swisscom.com/board
Lucerne, 25 April 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: April 25, 2006	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law